November 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Battery Technology Company
Request to Withdraw Registration Statement on Form S-3 (File No. 333-290421)

Ladies and Gentlemen:

American Battery Technology Company, a Nevada corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-290421) on September 19, 2025 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), registering up to $250,000,000 of its common stock, preferred stock, warrants, or units. The Registration Statement is still under review by the Commission.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement together with all exhibits thereto. No securities were sold pursuant to the Registration Statement or in any offering pursuant to the Registration Statement. Subsequent to the filing of the Registration Statement, the Company qualified as a well-known seasoned issuer, and the Company intends to file an automatic shelf registration statement on Form S-3ASR that will register an indeterminate amount of its common stock, preferred stock, warrants, or units (the “Form S-3ASR”).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, including to offset the registration fee payable with respect to the shares of the Company’s common stock that are to be registered on the Form S-3ASR that the Company intends to file with the Commission.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Amy Bowler of Holland & Hart LLP, counsel to the Registrant, at (303) 290-1086.

Very truly yours,

By:	/s/ Ryan Melsert
Name:	Ryan Melsert
Title:	Chief Executive Officer

cc:	Bret Meich, General Counsel, American Battery Technology Company
Amy Bowler, Holland & Hart LLP
Leah Neumann, Holland & Hart LLP